FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of September 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes |_|  No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                 Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grohe Holding GmbH
                                                   (Registrant)


5 September 2003                            By: /s/ Michael Grimm
                                               ---------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


5 September 2003                            By: /s/ Heiner Henke
                                               ---------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

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Translation From the German
---------------------------

Grohe Holding GmbH

Notification pursuant to ss. 52 (2) sentence 2 The German Act pertaining to Companies with Limited Liability (GESETZ BETREFFEND DIE GESELLSCHAFTEN MIT BESCHRANKTER HAFTUNG) regarding the appointment of supervisory board members.

With effect from 24 July 2003 a codetermined supervisory board was set up at Grohe Holding GmbH in compliance with the provisions of the 1976 Codetermination Act (MITBESTIMMUNGSGESETZ). This codetermined supervisory board consists of six representatives for the workforce and six representatives for the shareholders.

1. The following six persons were elected as employees' representatives to the supervisory board of Grohe Holding GmbH:

     a) The following were elected as employees' representatives (ss. 3 (1) no. 1 Codetermination Act):

         Mr. Peter Paulokat,
         Mr. Andreas Piloti,
         Ms. Andrea Fiedler,

     b)  The following were elected as trade union representatives:

         Mr. Gustel Stockmayer,
         Mr. Peter Kurschner,

     c)  The following was elected to represent the key employees:

         Mr. Jurgen Humpert,
         Mr. Ulrich Wegner was elected as a substitute.



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                                                                          Page 2


2.   The following six persons were elected to represent the shareholders:

     Dr. Hellmuth K. Albrecht,
     Dr. Bernd Kortum,
     Mr. Jens Reidel,
     Dr. Udo Simmat,
     Dr. Rainer S. Simon,
     Dr. Ulrich Wohr,

     The following were elected as substitute members:

     Dr. Karsten Heider and
     Dr. Andreas Rittstieg.


Hemer, August 2003

Grohe Holding GmbH


The management